September 21, 2018

Ms. Samantha A. Brutlag

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Clark Fork Trust (the “Trust”) (File Nos. 333-171178 and 811-22504)

Dear Ms. Brutlag:

On July 31, 2018, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 13 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 15 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding a new component to the Tarkio Fund’s (the “Fund”) investment strategy discussion.  You recently provided comments to my colleague relating to the filing.  This letter responds to those comments and is being submitted to you in a correspondence filing.  For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment.

Prospectus

1.

Comment:

Please add a line for Acquired Fund Fees and Expenses to the annual fund operating expense table, if applicable.

Response:

The Fund did not incur acquired fund fees and expenses in an amount equal to or greater than 0.01 percent.  Accordingly, the Trust has not added disclosure in response to this comment.

2.

Comment:

Explain in plain English what you mean by “really lives with these companies as a long-term partner”.

Response:

The Trust has added disclosure to address your comment to the following effect:

“Again, the Adviser is a long-term investor that seeks companies that satisfy its quality and valuation standards.  The Adviser considers each company it invests in as a long-term partner.”

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP  ●  John.Lively@Practus.com  ●  Practus.com

  Ms. Brutlag

U.S. Securities and Exchange Commission

September 21, 2018

3.

Comment:

Currently, the Fund lists “Risks of Small and Medium Capitalization Companies” as a principal risk of the Fund, but it does not mention small and medium capitalization companies in the strategy section.     Please clarify in the strategy discussion what size of companies the Fund intends to invest in and modify the risk disclosure as applicable.

Response:

The Trust has added disclosure to address your comment to the following effect:

Added to Principal Strategies Section:

“The Fund, under normal market conditions, invests primarily in common stock from small, medium, and large capitalization U.S. companies that are selected for their long-term appreciation potential.”

Added to Principal Risks Section:

“Risks of Small and Medium Capitalization Companies. The Fund invests in the stocks of small, medium, and large capitalization companies.  Investments in small and medium capitalization companies may be riskier than investments in larger, more established companies.”

4.

Comment:

Please explain what the average duration is of the fixed-income securities the Fund may invest in.  Provide an example of duration in the prospectus. In addition, please add the word “speculative” to the discussion of investing in junk bonds.

Response:

The Trust has added disclosure to address your comment to the following effect:

“To a significantly lesser extent, the Fund may invest in fixed income securities (including debt securities that are considered speculative and are commonly referred to as “junk bonds”) and securities of foreign issuers, including issuers in emerging markets using the same fundamental research approach based on quality and price.  When investing in fixed-income securities, the Fund does not attempt to maintain a certain duration.  Duration is a measure of the sensitivity of the price of a fixed-income investment to a change in interest rates. For example, if interest rates move up 1 percentage point (1%) while the Fund’s duration is 4 years, the Fund’s share price would be expected to decline by 4%. The larger the duration number, the greater an investment’s sensitivity to changes in interest rates.”

5.

Comment:

Please add a discussion of what a “non-diversified” fund is to the principal investment strategy section.

Response:

The Trust has added disclosure to address your comment to the following effect:

  Ms. Brutlag

U.S. Securities and Exchange Commission

September 21, 2018

Added to Principal Strategies Section:

“The Fund is non-diversified, which means it has the ability to take larger positions in a smaller number of companies.”

6.

Comment:

Currently, the Fund lists “Technology Sector Risk” in its principal risks discussion, but it does not mention investing in technology companies in the principal investment strategy section.  If technology companies are a focus of the Fund, please explain that in the principal investment section.  In the alternative, modify the “Technology Sector Risk” discussion to be a more general description of sector risk.

Response:

 The Trust has added disclosure to address your comment to the following effect:

“The Fund, under normal market conditions, invests primarily in common stock from small-, medium- and large-capitalization U.S. companies that are selected for their long-term appreciation potential.  While it is anticipated that the Fund invests across a range of industries, certain sectors such as the technology sector may, at times, be favored over others because the Adviser seeks best investment opportunities regardless of sector.  The sectors in which the Fund may be over-weighted will vary at different points in the economic cycle.”

7.

Comment:

Include the Fund’s performance information in the correspondence.

Response:

The Trust has included the Fund’s performance information with this correspondence.  See Exhibit A.

8.

Comment:

Please expand the Fund’s “ESG” strategy discussion to address the following items:

  A.

Does the investment adviser to the Fund (the “Adviser”) rely on internal or external sources for its analysis of a companies’ ESG performance/rating?

Response: See the response to Comment 8.C below.

B.

What ESG standards are used by the Adviser to select companies for investment? Do the companies need to meet all ESG standards or only one?  Please give specific examples of the standards used by the Adviser.

Response: See the response to Comment 8.C below.

  Ms. Brutlag

U.S. Securities and Exchange Commission

September 21, 2018

C.

Does the Adviser exclude any types of companies from investment, such as tobacco, alcohol, weapons manufacturers, gambling or any other specific industry related company?

Response: The Trust has added the following disclosure to address all the comments listed under this item:

“When making an investment decision, the Adviser also considers the company’s performance with respect to environmental, social, and governance (ESG) factors. The Adviser has developed its own internal process for measuring companies’ performance relative to a set of ESG factors that the Adviser believes are a good indicator of long-term financial performance.  Each company’s behavior as it relates to these ESG factors is unique, but the Adviser generally believes that environment-impacting actions and omissions (including externalizing costs, pollution/conservation, and sustainability in operations), transparency and accountable governance (such as board and officer compensation levels, transparency of reporting, and accountability in the event of rule-breaking), and a commitment to diversity, inclusiveness, empowerment and social justice are all indicators of whether a company adheres to the Adviser’s criteria.  The Adviser believes positive ESG factors (such as environmental stewardship, community and societal well-being, corporate transparency, and ethical treatment of all stakeholders – not just shareholders) are often indicative of a company’s alignment with the Adviser’s investment criteria as stated above.  The Fund, generally, seeks to avoid investing in companies that the Adviser deems inconsistent with these positive ESG factors because the Adviser believes that typically, companies that are extractive or that profit from social destruction or addictive products tend not to have long-term focus and tend not to have a non-monetary purpose or passion.  The Adviser also believes that companies managed with long-term performance in mind are less likely to incur the many various liabilities associated with negative ESG factors, including, among others, exploitation of employees, communities, and the environment.  Such liabilities can include employee and/or shareholder lawsuits and regulatory sanctions and/or fines. However, the Adviser’s internal ESG screening process does not automatically eliminate any type of company from investment.  The ESG process is only one part of the Adviser’s overall investment analysis process.”

9.

Comment:

In the principal investment strategy discussion, the Fund currently states that it may, from time to time, focus its investments in one or more sectors.  Please add a reference to the technology sector to this discussion if the adviser intends to focus on companies in that section.  Alternatively, modify the “Technology Sector Risk” discussion to be a more general discussion of sector risk.

Response:

 See response 6 above and the Trust has added this additional disclosure to address your comment:

  Ms. Brutlag

U.S. Securities and Exchange Commission

September 21, 2018

Sector Risk.  The Fund’s investment strategy may, from time to time, result in the Fund investing significant amounts of its portfolio in securities of issuers principally engaged in the same or related businesses.  If the Fund’s portfolio is over-weighted in a certain sector, any negative development affecting that sector will have a greater impact on the Fund than a fund that is not over-weighted in that sector. For example, to the extent the Fund is over-weighted in the technology sector, it will be affected by developments affecting the technology sector.  The stock prices of technology and technology-related companies and therefore the value of the Fund may experience significant price movements as a result of intense market volatility, worldwide competition, consumer preferences, produce compatibility, product obsolescence, government regulation, excessive investor optimism or pessimism, or other factors.  The Fund may also invest in a relatively few number of issuers.  Thus, the Fund may be more susceptible to adverse developments affecting any single issuers held in its portfolio and may be more susceptible to greater losses because of these developments.

*   *   *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

  Ms. Brutlag

U.S. Securities and Exchange Commission

September 21, 2018

Exhibit A

Performance History

The bar chart and table below provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual returns for the periods indicated compare to those of a broad-based securities index.  The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.  Updated performance information is available at www.tarkiofund.com.

Year by Year Return as of December 31st

50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
-10.00%
-20.00%
21.17%
38.50%
8.85%
-8.05%
28.50%
29.04%
2012
2013
2014
2015
2016
2017

For the periods included in the bar chart:

Best Quarter

23.45%, 1st  Quarter, 2012

Worst Quarter

              -13.05%, 3rd Quarter, 2015

The year to date return as of June 30, 2018 was -4.02%.

Average Annual Total Return as of December 31, 2017.

  Ms. Brutlag

U.S. Securities and Exchange Commission

September 21, 2018

	1 Year	5 Years	Since Inception (June 28, 2011)
Return Before Taxes	29.04%	18.11%	13.59%
Return After Taxes on Distribution	28.24%	17.76%	13.29%
Return After Taxes on Distribution and Sale of Fund Shares	16.56%	14.62%	10.98%
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)	21.82%	15.79%	14.16%

After-tax returns are calculated using the historical highest federal marginal income tax rates and do not reflect the impact of state and local taxes.  Actual after-tax returns depend on the investor’s tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.